UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 9, 2004

THE WASHINGTON POST COMPANY
Exact name of registrant as specified in its charter)

Delaware	1-6714	53-0182885
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1150 15th Street, N.W.   20071
   Washington, D.C.   (Zip Code)
(Address of principal
  executive offices)

(202) 334-6000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any of the
following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17
      CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17
      CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the
      Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the
      Exchange Act (17 CFR 240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors;
Appointment of Principal Officers

       Item 5.02(d) Election of Directors

       (1) On September 9, 2004, Melinda Gates was elected to the Board of
Directors of The Washington Post Company.

        (2) None

        (3) None

        (4) None

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

        Item 9.01(c) Exhibits

        Exhibit No.   Description

        99.1   Press Release dated September 9, 2004

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of
1934, the Registrant has duly caused this report to be signed on
its behalf by the undersigned hereunto duly authorized.

                                        The Washington Post Company
                                                (Registrant)

Date September 9, 2004

                                        /s/ John B. Morse, Jr.
                                        _____
                                              (Signature)
                                          John B. Morse, Jr.
                                         Vice President, Finance

                              EXHIBIT INDEX

Exhibit No.   Description

Exhibit 99.1   Press Release dated September 9, 2004